UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[X] Form 10-K	[_] Form 20-F	[_] Form 11-K	[_] Form 10-Q	[_] Form N-SAR	[_] Form N-CSR

For Period Ended October 31, 2004
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:____________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________N/A______________________________________________________

PART I - REGISTRANT INFORMATION

Navistar International Corporation________________________
Full Name of Registrant

N/A__________________________________________
Former Name if Applicable

4201 Winfield Road_______________________________
Address of Principal Executive Office (Street and Number)

Warrenville, IL 60555________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Navistar International Corporation (the company) is unable to timely file a Report on Form 10-K for the period ended October 31, 2004 due to an ongoing analysis regarding the application of certain accounting standards relating to the securitization of assets at the company’s finance subsidiary, Navistar Financial Corporation (NFC).

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark T. Schwetschenau	(630)	753-3106

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The company previously announced that anticipated earnings for the fourth quarter would be at least $148 million, equal to $1.88 per diluted common share, and consolidated sales and revenues were expected to total $3 billion. These anticipated fourth quarter results were expected to raise earnings for the full year to $236 million, or $3.07 per diluted common share, on revenues totaling $9.6 billion. These expected full year results would represent a significant improvement from the prior fiscal year where the company incurred a loss of $18 million on sales and revenues of $7.3 billion.

These results are contingent upon the completion of an analysis regarding the application of certain accounting standards relating to the securitization of assets at the company’s finance subsidiary, NFC. It was anticipated that the re-interpretation of securitization accounting at NFC would cause NFC to adjust its income for the periods 2002-2004. At that time, the company did not believe the anticipated adjustment to net income would be material to the company’s financial statements. On January 7, 2005, the company announced, while the primary nature of the analysis had not changed or expanded beyond the previous announcement, the company could not meet its filing deadline for its Form 10-K on January 14, 2005 because NFC continues to analyze the application of the aforementioned accounting standards and cannot complete the preparation of the required financial information without unreasonable effort or expense. Once the analysis at NFC is completed and NFC’s prior financial statements are restated for the periods 2002-2004, it is possible that the company may restate its financial statements. Also, pending the outcome of the analysis, the financial information provided above is subject to change.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include information relating to the possible restatement of the company’s historical financial statements. These forward-looking statements often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties and assumption, including the risk of possible changes in the scope and nature of the ongoing analysis or the time period in which such analysis may be complete. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. For a further description of these factors, see Exhibit 99.1 to our Form 10-K for the fiscal year ended October 31, 2003.

____________ Navistar International Corporation ______________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 14, 2005	By: /s/ Mark T. Schwetschenau

Mark T. Schwetschenau Senior Vice President and Controller (Principal Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).